Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

As of the date of this Annual Report on Form 10-K, Cars.com Inc. (“Cars.com,” “we,” “us,” “our”) has one class of its securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: common stock. The following summary of the terms of our capital stock is based upon our Certificate of Incorporation (the “Certificate of Incorporation”) and our Amended and Restated Bylaws (the “Bylaws”) and does not purport to be complete. This summary is subject to, and is qualified in its entirety by, our Certificate of Incorporation and our Bylaws, each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit is a part, and the applicable provisions of the Delaware General Corporation Law (“DGCL”). We encourage you to read the Certificate of Incorporation, the Bylaws and the applicable provisions of the DGCL for additional information.

DESCRIPTION OF CARS.COM INC.’S CAPITAL STOCK

General

Cars.com’s authorized capital stock consists of 300 million shares of common stock, par value $0.01 per share, and 5 million shares of preferred stock, par value $0.01 per share, all of which shares of preferred stock are undesignated. The Cars.com Board of Directors (the “Board”) may establish the rights and preferences of the preferred stock from time to time. Unless our Board determines otherwise, we issue all shares of our capital stock in uncertificated form.

Common Stock

Each holder of our common stock is entitled to one vote for each share on all matters to be voted upon by the common stockholders, and there are no cumulative voting rights. Subject to any preferential rights of any outstanding preferred stock, holders of our common stock are entitled to receive ratably the dividends, if any, as may be declared from time to time by the Board out of funds legally available for that purpose. If there is a liquidation, dissolution or winding up of Cars.com, holders of its common stock would be entitled to a ratable distribution of its assets remaining after the payment in full of liabilities and any preferential rights of any then-outstanding preferred stock.

Holders of Cars.com common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of Cars.com common stock are fully paid and non-assessable. The rights, preferences and privileges of the holders of Cars.com common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that Cars.com may designate and issue in the future.

Voting Rights

Single Class Capital Structure. Cars.com has a single class share capital structure with all stockholders entitled to vote for director nominees and each holder of common stock has one vote per share.

Annual Director Elections by Majority Vote. Directors are elected at the annual meeting of stockholders and serve until the next annual election and until his or her successor is duly elected and qualified, or until his or her earlier resignation or removal. At any meeting of stockholders for the election of directors at which a quorum is present, the election is determined by a majority of the votes cast by the stockholders entitled to vote in the election, with directors not receiving a majority of the votes cast required to tender their resignations for consideration by the Board, except that in the case of a contested election, the election will be determined by a plurality of the votes cast by the stockholders entitled to vote in the election.

No Additional Vote Requirements for Mergers or Other Business Combinations. Our Certificate of Incorporation and Bylaws do not specify any voting requirements in connection with any merger or other business combination in addition to those provided for by law.

Preferred Stock

Under the terms of the Certificate of Incorporation, our Board is authorized, subject to limitations prescribed by the DGCL, and by the Certificate of Incorporation, to issue up to 5 million shares of preferred stock in one or more series without further action by the holders of our common stock. Our Board has the discretion, subject to limitations prescribed by the DGCL and by the Certificate of Incorporation, to determine the rights, preferences, privileges and restrictions, including

Exhibit 4.1

voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

Anti-Takeover Effects of Various Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws

Provisions of the DGCL and our Certificate of Incorporation and Bylaws could make it more difficult to acquire Cars.com by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, may discourage certain types of coercive takeover practices and takeover bids that our Board may consider inadequate and are intended to encourage persons seeking to acquire control of Cars.com to first negotiate with our Board. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure it outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Anti-Takeover Statute. We are subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder, unless the business combination or the acquisition of shares that resulted in a stockholder becoming an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or, within three years prior to the determination of interested stockholder status, did own) 15% or more of a corporation’s voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by our Board, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by Cars.com’s stockholders.

Size of Board and Vacancies. Our Certificate of Incorporation and Bylaws provide that the number of directors on the Board is fixed exclusively by the Board. Any vacancies created in the Board resulting from any increase in the authorized number of directors or the death, resignation, retirement, disqualification, removal from office or other cause will be filled by a resolution passed by a majority of the directors then in office, even if less than a quorum is present, or by a sole remaining director. Any director appointed to fill a vacancy on the Board will be appointed for a term expiring at the next annual meeting of stockholders, and until his or her successor has been elected and qualified.

Stockholder Action by Written Consent. Our Certificate of Incorporation expressly eliminates the right of our stockholders to act by written consent. Stockholder action may only be taken at an annual meeting or a special meeting of Cars.com stockholders.

Special Stockholder Meetings. Our Certificate of Incorporation provides that only the chairman of the Board, or the Board itself pursuant to resolutions adopted by a majority of the entire Board, may call special meetings of Cars.com stockholders. Stockholders may not call special stockholder meetings.

Requirements for Advance Notification of Stockholder Nominations and Proposals. Our Bylaws require advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of the Board or a committee of the Board.

No Cumulative Voting. The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless the company’s certificate of incorporation provides otherwise. Our Certificate of Incorporation does not provide for cumulative voting.

Undesignated Preferred Stock. The authority that the Board possesses to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of the company through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. Our Board may be able to issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock.

Authorized but Unissued Shares. Cars.com’s authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. We may use additional shares for a variety of purposes, including future public offerings to raise additional capital, to fund acquisitions and as employee compensation. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of Cars.com by means of a proxy contest, tender offer, merger or otherwise.

Exhibit 4.1

Exclusive Forum

Our Certificate of Incorporation provides that, unless the Board otherwise determines, the state courts of the State of Delaware, or, if no state court located in the State of Delaware has jurisdiction, the federal court for the District of Delaware, will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of Cars.com, any action asserting a claim for or based on a breach of a fiduciary duty owed by any current or former director or officer of Cars.com to Cars.com or to Cars.com’s stockholders, including a claim alleging the aiding and abetting of such a breach of fiduciary duty; any action asserting a claim against Cars.com or any current or former director or officer of Cars.com arising pursuant to any provision of the DGCL or our Certificate of Incorporation or Bylaws; any action related to or involving Cars.com that is governed by the internal affairs doctrine; or any action asserting an “internal corporate claim” as defined in the DGCL.

Listing

Cars.com common stock is listed on the New York Stock Exchange under the symbol “CARS.”